Thomas Fraser T +1 617-951-7063 thomas.fraser@ropesgray.com

February 16, 2021

CONFIDENTIAL SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: LifeStance Health Group, Inc. Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of LifeStance Health Group, Inc. (the “Company”), we are submitting a draft Registration Statement on Form S-1 via EDGAR to the Securities and Exchange Commission for confidential nonpublic review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”). The Company confirms that as of the date of this letter it is an “emerging growth company,” as defined in Section 2(a)(19) of the Securities Act.

If you have any questions or comments regarding this submission or require any additional information, please contact me at (617) 951-7063 or thomas.fraser@ropesgray.com or my colleague, Dayna Mudge, at (617) 235-4137 or dayna.mudge@ropesgray.com.

Best regards,

/s/ Thomas Fraser

Thomas Fraser

cc:	Michael K. Lester (LifeStance Health Group, Inc.)

Ryan Pardo (LifeStance Health Group, Inc.)